

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via E-Mail
Mr. Dale A. Schnittjer
Chief Financial Officer
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, California 91360

Re: Teledyne Technologies Incorporated
Form 10-K for the year ended January 1, 2012
Filed February 29, 2012
File No. 001-15295

Dear Mr. Schnittjer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

1. We note that your discussion of costs of sales and changes in costs of sales provided in MD&A for all periods presented in your financial statements is relatively limited in spite of the fact that such costs comprise a significant portion of the Company's total operating expenses. In light of the overall significance of such costs and their resultant impact on the Company's profitability levels on both a consolidated basis as well as at the segment level, please significantly expand your discussion of cost of sales in future filings to address the following:

   - the facts and circumstances responsible for changes in the levels of costs of sales during all periods presented; and

- the facts and circumstances responsible for changes in the level of costs of sales associated with each of your four business segments.

Your revised discussion should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary from period to period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). For example, you discuss the fact that DALSA's cost structure has a lower cost of sales percentage than the overall Teledyne, without providing any further detail. Given the significance of the acquisition, we believe such information would be helpful to an investor's understanding of DALSA's impact to your operations. Please revise accordingly.

With respect to your overall results of operations disclosure, we also encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

- use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
- refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with a copy of your intended revised disclosures.

Critical Accounting Policies
Revenue Recognition, page 50, and
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 67

2. We note your discussion in the Critical Accounting Policies section for certain fixed-price type contracts that require substantial performance over a long period of time (generally one or more years), revenues are recognized using the percentage-of-completion method of accounting. We also note that you generally review and reassess contract cost and revenue estimates for significant contracts quarterly and that the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings on a cumulative catch-up basis. Please advise us of the percentage or dollar amount of revenues recognized using the percentage of completion method for each period presented. Depending upon the significance of the change in one or more of the estimates used, such a change could affect the profitability of a business at

both the segment level and on a consolidated basis. Although you disclose that operating income as a percentage of sales to the U.S. Government for the periods presented did not vary by more than 2.1%, it is unclear what, if any, impact changes from cost or revenue estimates had on your results of operations. In this regard, please revise the notes to the your financial statements to quantify the impact of changes in estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. With regard to segment level disclosure, you should revise to provide this disclosure when such changes materially impact a segment's measure of profit. As part of your response, please provide us with a copy of your intended revised disclosure.

Consolidated Statements of Income, page 62

3. We note that you present revenues in the aggregate on the face of your income statements under the caption "Sales." In this regard, please tell us how you considered the requirements of Rule 5-03(b)(1) of Regulation S-X and why you believe you are not required to separately present product and service revenues when it appears from the business section of your Form 10-K that your operations involve the sale of products (e.g. instrumentation products, digital image capture products, electronic components and subsystems and communication products, small turbine engines, etc..) in addition to various services. We note companies with similar revenue generating activities that involve contracts for the production of goods and services separately classify revenues from sales of product and services based on the predominant attributes of the relevant underlying contract. Please tell us why you believe your presentation of revenues in the aggregate is more appropriate in contrast to others with similar business operations. We may have further comment upon receipt of your response.

4. Please revise the caption "Net income including noncontrolling interest" to "Net Income" in order to avoid any confusion. Refer to the illustration in ASC 810-10-55-4J.

Consolidated Statements of Cash Flows, page 65

5. Reference is made to "Net income from continuing operations before non-controlling interest" under operations activities of $142.1, $120 and $116.4 million for fiscal 2011, 2010 and 2009, respectively.   Please note that such presentation is not considered appropriate. In accordance with ASC 230-10-45-28, an entity using the indirect method should adjust net income to reconcile it to net cash flow from operating activities. In this regard, net income for which the reconciliation of net income to net cash provided by operating activities should be based upon the income statement amounts of $255.2, $120.6 and $116.4 million for fiscal 2011, 2010 and 2009, respectively. Please revise your presentation, accordingly.

6. Reference is made to line item caption "Net proceeds (payments) – long-term debt" under financing activities. Please revise to separately state the amounts related to proceeds

received and payments made for long-term debt on a gross rather than net basis. Unless assets of liabilities have an original maturity of three months or less, such amounts should be presented on a gross basis. Refer to ASC 230-10-45-7.

Note 3. Business Acquisitions, Goodwill and Intangible Assets
Other Acquired Intangible, page 76

7. We note that you amortize other intangible assets, including customer relationships, on a straight-line basis over their estimated useful lives. Often however, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, an accelerated method of amortization, rather than the straight-line method, may be the most appropriate and systematic allocation of the intangibles' cost to the periods benefited. In this regard, please tell us the balance of customer relationships as of January 1, 2012 and if material, tell us what consideration was given to amortizing customer relationships under an accelerated method, and add disclosure to your financial statements to describe the reasons management believes amortization on straight-line basis is appropriate.

Note 16. Discontinued Operations, page 96

8. In light of the materiality of the gain from the sale of discontinued operations, please advise us and expand your disclosure to indicate how you calculated the gain from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation of gain/loss in a table that indicates all items considered in your calculation, and including any adjustments that may be done at a later date based on any outstanding warranty or other liability. We may have further comment upon reviewing your response.

Note 18. Quarterly Financial Data, page 97

9. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief